

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2014

Via E-mail
Tatyana Popova
Chief Executive Officer
Focus Universal, Inc.
8275 S. Eastern Avenue
Suite 200-674
Las Vegas, Nevada 89123

> **Re:** **Focus Universal, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 26, 2013**
> **File No. 333-193087**

Dear Ms. Popova:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   It appears that your Company is considered a "shell company" as defined in Rule 405 of Regulation C. In this regard, we note that your Company has had nominal operations and assets since inception in December 2012. Please revise the cover page of your prospectus to prominently disclose that you are considered a shell company and discuss under "Shares Eligible for Future Sale," the resale limitations imposed by Rule 144(i) due to your shell company status.

2.   If true, confirm through added disclosure that the Company and its promoters have no plans or intentions to engage in a merger or acquisition with an unidentified company or person or, once it is a reporting company, to be used as a vehicle for a private company to become a reporting company.

3.   Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

4.   Please state that if the minimum is not reached by the end of the offering, funds will be "promptly" returned without interest and include a cross reference to your description of the procedures for return of funds under "Plan of Distribution." Refer to Rule 10b-9 of the Securities Exchange Act of 1934.

5.   Highlight that your common stock will be an illiquid security without an active trading market.

6.   You state on page 6 that you intend to take advantage of all the reduced regulatory and reporting requirements available to an Emerging Growth Company, yet on the following page you state that you have opted out of the extended transition period available under section 107(b) of the JOBS Act. Please revise to reconcile these statements.

Risk Factors, page 8

7.   Please include a risk factor discussing the amount of discretion the Company will have over the use of proceeds.

8.   Please discuss the risk that, because the officers and directors reside outside the United States, investors may have limited legal recourse against them including difficulties in enforcing judgments made against them by U.S. courts.

Our officers, directors, consultants and advisors are involved in other businesses…, page 10

9.   You state that your officers and directors owe a fiduciary duty to other entities. Please revise to clarify the nature of those other entities and clarify any actual conflicts of interest.

There is no public (trading) market for our common stock…, page 14

10.   Please delete the reference to selling stockholders.

Use of Proceeds, page 18

11.   Please revise to add a table showing the use of proceeds if you receive 50% of the total amount.

Management's Discussion and Analysis or Plan of Operations, page 23

12.   Please disclose your anticipated expenses of being a public reporting company with the SEC.

Results of Operations, page 24

13.   Provide more detail as to the source of the Company's revenues to date. Describe the nature of the services performed, the number of contracts entered into and who performed the work for the Company.

Liquidity, page 26

14.   Please revise your statement that you "believe that revenues are increasing and operations should be sustainable in the long-term" to clarify a) the basis for your statement; b) the extent of the increases you refer to; and c) the level of sustainability.

Description of our Business and Properties, page 27

15.   We note the statement at the top of page 28 that Web Marketing "represents the fastest growing new channel." Please revise to provide a basis for this statement.

Executive Compensation, page 34

16.   Please disclose whether the company has plans to pay a salary to the officers in the foreseeable future.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        Eric M. Stein, Esq.
        Szaferman Lakind Blumstein & Blader, PC